Filed by Columbus Circle Capital Corp. I

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: July 2, 2025

On July 2, 2025, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, was interviewed on Bloomberg TV. The transcript is below:

TRANSCRIPT: Bloomberg TV 7/2

Platform: Bloomberg TV

Featuring: Anthony Pompliano

[Speaker 2]: The other tokens lack of appeal and utility.

[Anthony Pompliano]: I think Bitcoin is the king of this market. It will remain the king of this market. And I think what you're seeing is very smart institutional capital allocators are coming in. They're evaluating a lot of things, that are in the market, and they're choosing to put their capital in Bitcoin. Some of that is the size of Bitcoin, the history of Bitcoin, the decentralization of Bitcoin. But, also, if you look around the world, I have governments, support or regulatory clarity around this thing. Bitcoin is the thing that is the safest place for them to put their capital in terms of, the crypto market. And think that's why you see capital flowing to kinda where it's being treated best, and Bitcoin's return over the last 15 years has really kinda shown what it can do.

[Speaker 2]: Yeah. First mover advantage to the core. Your pro cap BTC is pursuing a Bitcoin treasury strike a strategy that, Michael Saylor kind of invented over a strategy. You plan to accumulate up to $1,000,000,000 of Bitcoin on your balance sheet.

[Speaker 2]: What kind of timeline are you looking at to achieve that?

[Pompliano]: Well, we are starting with the first billion or so. We obviously raised $750,000,000 in equity and convert. We're merging into a spectrum of $250,000,000. So that'd be the billion dollars to buy with Bitcoin. We've already purchased over 4,900 Bitcoin, that we publicly announced, and we'd like to buy as much as we possibly can.

So I think that part of this is really trying to figure out accretive ways to raise capital, go put it into Bitcoin. But the thought process of Bitcoin in particular is Bitcoin is the new hurdle rate for an entire generation. Right? I think, you know, our grandparents, our parents, they grew up with the S&P as the hurdle rate. That's not the hurdle rate anymore, because I have an asset that is, again, my benchmark, which is Bitcoin. If I can't beat the benchmark, I have to buy it. And I think that's really what Bitcoin has become is if Bitcoin is that hurdle rate, what a ton of investors are realizing is they can't beat it. The last 5 years or so, the compounding of birth rate is 60% destroyed stocks. So now when you're putting together a business to say, if we can't beat Bitcoin, it's going by.

[Speaker]: That's a good point. But what about on a risk adjusted basis? Because certainly in the early days of crypto, that was the big concern that the returns were there, but it also came with a lot of volatility that, of course, would scare away certainly traditional investors.

[Pompliano]: Well, there's two types of investors. There's people who run away from volatility, there's people who run towards it. And I think that we have an entire generation of people who are running volatility. Frankly, most of the assets in the traditional financial system have no volatility. They have no return. What they're watching is the dollar is being debased away, and they're falling further and further behind.

And so you need something that has volatility that can actually outpace that inflation, and Bitcoin has delivered that. And so I think of Bitcoin's volatility really as, something that is a strength of the asset. Now what also is interesting is if you take Bitcoin, you put it into a portfolio, what you see is a number of, kind of modern portfolio theories, metrics actually improve. Things like the Sharpe ratio goes up. And so what you're seeing is these institutions that have what I would consider kind of sophisticated capital allocator they're saying, here's an asset that's asymmetric that will improve my Sharpe ratio and change the kind of ingredients of my portfolio. I've gotta put it in there.

[Speaker]: So you're suggesting that the per unit risk on something like crypto to a certain extent on relative basis is better

[Pompliano]: than stocks? There's this famous chart online that if you go and look at all assets on a risk reward basis, everything is kind of correlated down in the kind of bottom left. Bitcoin is all alone up in the top right because it has the highest risk reward. Yeah.

[Speaker]: So I- I am curious though too. I mean, for particularly for new folks getting this. And I get asked so many questions by friends and family who aren't in finance. And, of course, you know there's a lot of interest in this now. But they look at it strictly almost on a price appreciation basis.

[Speaker]: So for all the hype that we've gotten out of Washington and the support they have for the crypto industry, out of all of the corporations we've seen add this to their balance sheet, we're still kinda pinned at around a $110,000 or less on Bitcoin, give or take. And I'm curious as why we haven't seen more of an upside given how much activity is out there.

[Pompliano]: Well, these three things. 1 is it was $69,000 on November. So we have seen upside. It's just that the expectations on the second point are if people wanted to be at 500,000 or a million, you see all these crazy numbers, say, well, we're not there. So it's kind of like expectations of reality don't match, then unhappiness enters in the market, but it has appreciated pretty significantly.

And I think the other thing is that there's lot of money pouring into these Bitcoin treasury companies, but one thing that maybe the market doesn't understand who aren't in these kind of institutional conversations is a lot of the dollars are hedged. So what is happening is institutions are putting dollars into they're going long in the stock, and then they may be shorting either a spot Bitcoin or an IBIT, a BITB, what whatever it is.

So what they're really doing is they're trying to lock in exposure to the premiums for the time being. And so if every dollar that's going long is also hedged, obviously, you're kinda have this delta neutral aspect where there's not gonna be as much price impact. And so things gotta change over time, but that's another reason why you're not seeing kind of this rapid appreciation in Bitcoin in the short term.

[Speaker 2]: As a crypto bull, as a Bitcoin bull, what worries you the most in the coming months?

[Pompliano]: I think that there are two things that are could be an issue. If the government stops printing money, that actually could be a negative for Bitcoin. I was very bullish on the administration coming in and being able to stop spending, stop printing money. I think that they have waved the white flag, and you hear kind of an incomplete change in their vernacular, they're saying, ‘hey. We are going, you know, full hot. We're gonna use growth, etcetera.’ And so I don't think that that's gonna be a risk, but that would be a risk. Is Bitcoin really is this kind of global liquidity barometer, if you will, to to borrow a term from Lynn Alden and Sam Callahan. The other thing that I think is a a fairly big risk is, if we do not get the central banks, that is like the last big pool of capital.

Now the nice thing is the, quote, unquote, risk is kinda like a fake risk. Right? Just means we're not gonna grow nearly as fast as everyone wants. But Bitcoin is the one asset. The bigger it gets right now, the less risky it becomes to these large capital pools, and so they are waiting. You know, I- I was telling you guys earlier, the central banks are knocking on the door. They're the first one to go ahead and buy. You are going to see a domino effect very, very quickly because they understand what's happening to fiat currency. They're very involved in that. They've been buying a lot of gold, and they're saying to themselves, well, is it gold that I wanna hold for the next 25, 50, hundred years, or maybe I need some Bitcoin? And there's this famous line from Satoshi Nakamoto that says, you might wanna get a couple coins in case it catches on. I think central banks will be the ones to do that next.

Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) a proposed business combination, to be effected subject to and in accordance with the terms of certain business combination agreement dated as of June 23, 2025 (as may be modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the Closing by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

 The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.0001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

Ebony Lewkovitz

ebony@edencommunications.com

Larissa Bundziak

larissa@edencommunications.com

Dan Nash
IR@ColumbusCircleCap.com

5